Exhibit 99.1

BRERA HOLDINGS PLC

Brera Holdings PLC (FKA Brera Holdings Limited)

Consolidated Statements of Financial Position as at June 30, 2023 and December 31, 2022 (unaudited)

		As at June 30, 2023	As at December 31, 2022
	Notes	EUR	EUR
ASSETS
Non-current assets
Property, plant and equipment, net	5	14,758	11,365
Financial assets at fair value through profit and loss	8	123,670	-
Intangible assets	6	869,000	-
Right-of-use assets	7	-	288,389
		1,007,428	299,754

Current assets
Deferred offering costs	10	-	262,684
Trade and other receivables – outside parties	9	97,953	32,252
Trade and other receivables – related parties	9	-	4,409
Deposits and prepayments – outside parties	10	59,268	82,027
Deposits and prepayments – related parties	10	-	96,744
Cash and cash equivalents	11	4,619,061	347,229
		4,776,282	825,345

Total assets		5,783,710	1,125,099

SHAREHOLDERS’ DEFICIT AND LIABILITIES
Shareholders’ equity (deficit)
Ordinary shares Class A, US$0.005 par value, 50,000,000 Class A ordinary shares authorized, 7,700,000 shares issued as of June 30, 2023 and December 31, 2022	16	35,988	35,988
Ordinary shares Class B, US$0.005 par value, 250,000,000 Class B ordinary shares authorized, 3,745,000 and 2,205,000 shares issued as of June 30, 2023 and December 31, 2022, respectively	16	17,392	10,306
Non-controlling interests deficit	16	78,766	-
Subscription receivable	16	(935)	(935)
Accumulated other comprehensive income	16	16,238	26,773
Other reserves	16	7,497,192	1,302,846
Accumulated deficit	16	(3,024,789)	(1,506,191)
Total shareholders’ equity (deficit)		4,619,852	(131,213)

Non-current liabilities
Contingent consideration	25	167,000	-
Warrant liabilities	27	194,321
Non-current lease liabilities	12	-	226,773
Non-current loan payable	13	15,713	15,713
		377,034	242,486

Current liabilities
Trade and other payables – outside parties	14	319,279	613,489
Trade and other payables – related parties	14	25,695	36,769
Deferred revenue – outside parties	15	224,248	224,248
Current lease liabilities	12	4,697	80,637
Income tax payable	14	77,792	52,480
Current loan payable	13	135,113	6,203
		786,824	1,013,826

Total shareholders’ deficit and liabilities		5,783,710	1,125,099

Brera Holdings PLC (FKA Brera Holdings Limited)

Consolidated Statements of Profit or Loss for the Six Months Ended June 30, 2023 and 2023 (unaudited)

		For the six months ended June 30, 2023	For the six months ended June 30, 2022
	Notes	EUR	EUR

Revenue	17	79,031	131,521

Costs and operating expenses:
Cost of revenue – outside parties	18	(2,032)	(11,392)
Cost of revenue – related parties	18	-	(18,376)
General and administrative – outside parties	19	(1,631,787)	(192,376)
Total operating expenses		(1,633,819)	(222,144)

Operating (loss) gain		(1,554,788)	(90,623)

Other income (expenses)		2,173	5,111
Net fair value gain/(loss) on financial assets at fair value through the profit and loss	8	27,186	-
Change in warrant expense		3,888	-
Finance costs		(140)	(1,686)
Total other income		33,107	3,425

Loss before income taxes		(1,521,681)	(87,198)

Provision for income taxes	21	(3,351)	(8,637)
Net loss		(1,525,032)	(95,835)

Non controlling interest		(6,434)	-
Owners of the Parent		(1,518,598)	-

Basic and diluted weighted average shares outstanding
Ordinary shares	22	-	1
Ordinary shares Class A	22	7,700,000	2,850,000
Ordinary shares Class B	22	3,457,818	100,000

Basic and diluted loss per share (in EUR)
Ordinary shares		(0.14)	(0.03)
Ordinary shares Class A		(0.14)	(0.03)
Ordinary shares Class B		(0.14)	(0.03)

Brera Holdings PLC (FKA Brera Holdings Limited)

Consolidated Statements of Changes in Shareholders’ Deficit for the Six Months Ended June 30, 2023 and 2022 (unaudited)

	Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Subscription	Exchange	Other	Accumulated	Total Shareholders’	Non- controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Reserve	Reserves	Deficit	Deficit	Interest	Equity
		EUR		EUR		EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Balance as at December 31, 2021	-	-	2,850,000	13,466	100,000	473	(13,939)	25,515	-	(279,336)	(253,821)	-	(253,821)

Imputed interest	-	-	-	-	-	-	-	200	-	-	200	-	200

Issuance of share	1	1	-	-	-	-	(1)	-	-	-	-	-	-

Loss for the year	-	-	-	-	-	-	-	-	-	(95,835)	(95,835)	-	(95,835)

Balance as at June 30, 2022	1	1	2,850,000	13,466	100,000	473	(13,940)	-	25,715	(375,171)	(349,456)	-	(349,456)

Balance as at December 31, 2022	-	-	7,700,000	35,988	2,205,000	10,306	(935)	26,773	1,302,846	(1,506,191)	(131,213)	-	(131,213)

Shares issued for cash	-	-	-	-	1,500,000	6,902	-	-	6,017,342	-	6,024,244	-	6,024,244

Stock options									85,158		85,158		85,158

Shares issued for services	-	-	-	-	40,000	184	-	-	91,846	-	92,030	-	92,030

Exchange difference arising from translation	-	-	-	-	-	-	-	(10,535)	-	-	(10,535)	-	(10,535)

Loss for the period	-	-	-	-	-	-	-	-	-	(1,518,598)	(1,518,598)	(6,434)	(1,525,032)

Non-controlling interests on acquisition of subsidiary	-	-	-	-	-	-	-	-	-	-	-	85,200	85,200

Balance as at June 30, 2023	-	-	7,700,000	35,988	3,745,000	17,392	(935)	16,238	7,497,192	(3,024,789)	4,541,086	78,766	4,619,852

Brera Holdings PLC (FKA Brera Holdings Limited)

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2023 and 2022 (unaudited)

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	EUR	EUR

Loss before income taxes	(1,521,681)	(87,198)

Adjustments for:
Depreciation on plant and equipment	2,029	1,988
Loss on disposal of tangible assets	8,125	-
Depreciation on right-of-use assets	288,389	44,773
Amortisation of intangible assets	30,937	-
Stock based compensation charges	92,329	-
Stock options	85,158	-
Warrant liabilities	198,209	-
Change in warrant expense	(3,888)	-
Fair value gain on financial assets at fair value through profit and loss	(27,186)
Interest expense	-	1,486

Operating loss before working capital changes	(847,579)	(38,951)
Change in deferred offering costs	262,684	-
Change in trade and other receivables	(61,291)	33,755
Change in deposits and prepayments	119,503	(50,210)
Change in trade and other payables	(220,084)	90,413

Cash generated from (used in) operations	(746,767)	35,007
Tax paid	21,961	-
Net cash generated from (used in) operating activities	(724,806)	35,007

Investing activity
Purchase of financial assets	(96,484)	-
Purchase of plant and equipment	-	(1,209)
Acquisition of a subsidiary	(788,213)	-
Net cash used in investing activities	(884,697)	(1,209)

Financing activities
Repayment of lease liabilities	(302,713)	(40,304)
Interest portion of lease liabilities	-	(1,392)
Proceeds from shares issuance for cash	6,024,244	-
Interest paid on long term borrowing	-	(94)
New loans raised	170,639	-
Contributions	-	200
Net cash generated from (used in) financing activities	5,892,170	(41,590)

Net increase (decrease) in cash and cash equivalents	4,282,667	(7,792)
Cash and cash equivalents at beginning of the period	347,229	26,957
Effect of foreign exchange rate changes	(10,835)	-
Cash and cash equivalents at end of the period	4,619,061	19,165

Non-cash financing activity
Right-of-use assets obtained in exchange for lease liabilities	-	26,310

Brera Holdings PLC (FKA Brera Holdings Limited)

Notes to the Consolidated Financial Statements for the Six Months Ended June 30, 2023 and 2022 (unaudited)

Note 1 – General information and reorganization transactions

Brera Holdings PLC (FKA Brera Holdings Limited) (“Brera Holdings” or the “Company”), a public company limited by shares, was incorporated in Ireland on June 30, 2022.

The sole subscriber to the incorporation constitution of the Company was Goodbody Subscriber One Limited who subscribed for one (1) ordinary share for EUR1.00. On July 11, 2022, the one ordinary share was transferred to Daniel Joseph McClory, and on July 14, 2022, the ordinary share was surrendered to the Company and cancelled in accordance with Irish law. On July 13, 2022, an amended constitution was adopted by the Company reflecting an authorized share capital of EUR1.00 and US$1,750,000 divided into 50,000,000 Class A Ordinary Shares, nominal value US$0.005 per share, 250,000,000 Class B Ordinary Shares, nominal value US$0.005 per share, 50,000,000 preferred shares, nominal value US$0.005 per share, and one ordinary share with a nominal value of EUR1.00. On July 14, 2022, the Company issued 8,100,000 Class A Ordinary Shares and 100,000 Class B Ordinary Shares.

Brera Milano S.r.l. (FKA KAP S.r.l.) (“Brera Milano” or “KAP”), an Italian limited liability company (società a responsabilità limitata), was formed on December 20, 2016.

On July 18, 2022, the Company entered into a preliminary agreement for the purchase of all the shares of Brera Milano with Marco Sala, Stefano Locatelli, Alessandro Aleotti, Christian Rocca, Sergio Carlo Scalpelli, and MAX SRL (the “Acquisition”). Pursuant to the terms of the agreement, the Company acquired 100% of equity interest of Brera Milano on July 29, 2022. As a result, Brera Milano became a wholly owned subsidiary of the Company.

The Company also agreed to contribute EUR253,821 to Brera Milano upon the final completion of the formal obligations under this agreement at the Milan Register of Companies, in order to restore Brera Milano’s share capital due to a EUR253,821 liability indicated by its financial statements. On July 29, 2022, the Company executed the final deed of share transfer, paid EUR253,821 for purposes of restoring Brera Milano’s share capital, and completed certain other required formalities. On the same day, the share transfer became effective under Italian law. As a result, Brera Milano became a wholly-owned subsidiary of the Company.

The Acquisition was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with the guidance in paragraphs B19–B27 of IFRS 3 for reverse acquisitions. Brera Milano was determined to be the accounting acquirer based upon the terms of the Acquisition and other factors including: (i) former Brera Milano shareholders owning approximately 35% of the combined company (on a fully diluted basis) immediately following the closing of the Acquisition and are the largest shareholders’ party of the Company, (ii) former Brera Milano shareholder, Alessandro Aleotti, being appointed as the Chief Strategy Officer and a director of the Company, and (iii) former Brera Milano shareholder, Sergio Carlo Scalpelli, being appointed as the Chief Executive Officer and a director of the Company; (iv) shareholders of the Company other than the former Brera Milano shareholders continuing as passive investors; and (v) the combined company continuing the football related business with Brera Milano shareholders being the major subject matter experts of this industry in the Company and having the power to direct the development and operations of the combined company after the Acquisition.

The Company is a shell corporation established in 2022 with no operations from incorporation date up to date. The Company has issued shares to the existing shareholders, and it is not qualified as a business under the definition of IFRS 3. With reference to IFRS 3 Appendix B, this would not constitute as a business combination since there is no substantive change in the reporting entity or its assets and liabilities. Accordingly, the Company’s consolidated financial statements represent a continuation of the financial statement of Brera Milano and the assets and liabilities are presented at their historical carrying values.

The Company, via its majority-owned operating subsidiary, Brera Milano, is engaged in a range of businesses including football division progression, global football player transfer services, sponsorship services, and football school services and consulting services on football projects.

Initial Public Offering

On January 26, 2023, we entered into an underwriting agreement (the “Underwriting Agreement”) with Revere Securities, LLC, as representative of the underwriters named on Schedule 1 thereto (the “Representative”), relating to the Company’s initial public offering (the “Offering”) of 1,500,000 Class B Ordinary Shares (the “Offering Shares”) of the Company, at an Offering price of US$5.00 per share (the “Offering Price”). Pursuant to the Underwriting Agreement, in exchange for the Representative’s firm commitment to purchase the Offering Shares, the Company agreed to sell the Offering Shares to the Representative at a purchase price of US$4.65 (93% of the public offering price per share). The Company also granted the Representative a 45-day over-allotment option to purchase up to an additional 225,000 Class B Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the Class B Ordinary Shares sold in the Offering, from the Company, less underwriting discounts and commissions and a non-accountable expense allowance.

The Offering Shares commenced trading on the Nasdaq Capital Market under the symbol “BREA”. The closing of the Offering took place on January 31, 2023. After deducting underwriting discounts and commissions and non-accountable expense allowance, the Company received net proceeds of approximately US$6,900,000.

The Company also issued the Representative a warrant to purchase up to 105,000 Class B Ordinary Shares (7% of the Class B Ordinary Shares sold in the Offering) (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at any time from July 26, 2023 to July 26, 2028 for US$5.00 per share (100% of the Offering Price per Class B Ordinary Share). The Representative’s Warrants contain customary anti-dilution provisions for share dividends, splits, mergers, and any future issuance of ordinary shares or ordinary shares equivalents at prices (or with exercise and/or conversion prices) below the exercise price. The Representative’s Warrant also contains piggyback registration rights in compliance with FINRA Rule 5110.

The Offering Shares were offered and sold and the Representative’s Warrant was issued pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-268187), as amended (the “Registration Statement”), initially filed with the Commission on November 4, 2022, and declared effective by the Commission on January 26, 2023, and the final prospectus filed with the Commission on January 30, 2023 pursuant to Rule 424(b)(4) of the Securities Act. The Offering Shares, Representative’s Warrant and the Class B Ordinary Shares underlying the Representative’s Warrant were registered as a part of the Registration Statement. The Company intends to use the net proceeds from the Offering to purchase acquisition or management rights of football clubs; continued investment in social impact football; sales and marketing; and working capital and general corporate purposes.

The Underwriting Agreement contained customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the underwriters, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

Note 2 – General principles for the preparation of the consolidated financial statements

(a)	Compliance with International Financial Reporting Standards

The consolidated financial statements of the Group have been prepared in accordance with IFRS.

COVID-19 pandemic

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”), and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report with new variants being discovered. As such, it is uncertain as to the full magnitude that the pandemic will have on the Group’s financial condition, liquidity, and future results of operations.

Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. The Group cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time. If the pandemic continues, it may have a material effect on the Group’s results of future operations, financial position, and liquidity in the next 12 months.

Russia initiated a war on Ukraine in early 2022. This has led to volatility in both the commodity and equity markets and, in part, contributed to a steep rise in the global rate of inflation. Central banks have responded by increasing interest rates. The Board of Directors are monitoring the impact of these events and working with their advisers to ensure the continued smooth running of the business.

(b)	Historical cost convention

The consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for leasing transactions that are within the scope of IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as value in use in IAS 36 Impairment of Assets.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 inputs are unobservable inputs for the asset or liability.

(c)	Basis of preparation

The consolidated financial statements consist of the consolidated statements of financial position, the consolidated statements of profit or loss, consolidated statements of changes in equity, consolidated statements of cash flows and the notes to the consolidated financial statements.

The consolidated statements of financial position has been prepared based on the nature of the transactions, distinguishing:

(i) current assets from non-current assets, where current assets are intended as the assets that should be realized, sold or used during the normal operating cycle, or the assets owned with the aim of being sold in the short term (within 12 months); (ii) current liabilities from non-current liabilities, where current liabilities are intended as the liabilities that should be paid during the normal operating cycle, or over the 12-month period subsequent to the reporting date.

The consolidated statements of profit or loss has been prepared based on the function of the expenses.

The consolidated statements of cash flows has been prepared using the indirect method.

The consolidated financial statements present all amounts rounded to the nearest dollars of Euro, unless otherwise stated. They also present comparative information in respect to the previous period.

(d)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). These consolidated financial statements are presented in Euro (the Group’s presentation currency).

Entity	Functional Currency
Brera Holdings PLC	Euro
Brera Milano Srl	Euro
Fudbalski Klub Akademija Pandev	Macedonian Denar

(e)	Critical Accounting Policies and estimates

In preparing these consolidated financial statements, management has made judgements and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. Estimates are based on historical experience and other factors, including expectations about future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.

(i)	Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes.

-	Note 1: Reverse recapitalization

The Acquisition was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with the guidance in paragraphs B19–B27 of IFRS 3 for reverse acquisitions. Brera Milano was determined to be the accounting acquirer based upon the terms of the Acquisition and other factors including: (i) former Brera Milano shareholders owning approximately 35% of the combined company (on a fully diluted basis) immediately following the closing of the Acquisition and are the largest shareholders’ party of the Company, (ii) former Brera Milano shareholder, Alessandro Aleotti, being appointed as the Chief Strategy Officer and a director of the Company, and (iii) former Brera Milano shareholder, Sergio Carlo Scalpelli, being appointed as the Chief Executive Officer and a director of the Company; (iv) shareholders of the Company other than the former Brera Milano shareholders continuing as passive investors; and (v) the combined company continuing the football related business with Brera Milano shareholders being the major subject matter experts of this industry in the Company and having the power to direct the development and operations of the combined company after the Acquisition.

The Company is a shell corporation established in 2022 with no operations from incorporation date up to date of the reverse recapitalization. The Company has issued shares to the existing shareholders, and it is not qualified as a business under the definition of IFRS 3. With reference to IFRS 3 Appendix B, this would not constitute as a business combination since there is no substantive change in the reporting entity or its assets and liabilities. Accordingly, the Company’s consolidated financial statements represent a continuation of the financial statements of Brera Milano and the assets and liabilities are presented at their historical carrying values.

-	Note 2: Financial assets fair valued through the Profit or Loss

The Group’s policy is to recognise transfers into and out of fair value hierarchy levels as at the end of the reporting period.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g. over-the-counter derivatives) is determined using valuation techniques that maximise the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

●	the use of quoted market prices or dealer quotes for similar instruments

-	Note 3: Lease assessment of the lease term of lease liabilities depending on whether the Group is reasonably certain to exercise the extension options. In the past six months, we have not exercised the extension options of the majority of our leases. As a result, we have no long-term leases at this time.

-	Note 4: Goodwill

Goodwill is monitored by management at the level of the one operating segment, in the football industry. The Group tests whether goodwill has suffered any impairment on an annual basis. The fair values of net tangible assets and intangible assets acquired are based upon preliminary valuations and the Group’s estimates and assumptions are subject to change within the measurement period (potentially up to one year from the acquisition date). For the June 30, 2023 period end, the recoverable amount of the cash-generating unit (CGU) was provisionally determined to be EUR852,000 at a cost of EUR767,000.

We test goodwill for impairment annually, at the CGU level, and wherever events or circumstances make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell all or a portion of a CGU.

-	Note 5: Contingent consideration

Brera Holdings acquired a 90% shareholding in common shares of Fudbalski Klub Akademija Pandev (FKAP). In addition to cash consideration for a period of ten years beginning with December 31, 2023, and following each year thereafter until December 31, 2033, the Company shall issue to the FKAP Owner a number of restricted Class B Ordinary Shares of the Company equal to the quotient of the Applicable Net Income Amount (as defined below) divided by the VWAP Per Share (as defined below). For purposes of the Letter of Intent, the “Applicable Net Income Amount” shall be equal to the sum of (i) 15% of the net income actually received by FKAP from players’ transfer market fees received during the applicable year; plus (ii) 15% of the net income actually received by FKAP from Union of European Football Associations prize money paid for access to European qualifying rounds (not including group stages, and only including such rounds) during the applicable year; and “VWAP Per Share” means the average of the daily Volume-Weighted Average Price per share of the Class B Ordinary Shares for each of the ten consecutive trading days beginning on the trading day immediately prior to the measurement date.

The fair value of the contingent consideration of EUR167,000 was estimated by looking at the income levels over the last seven years to get an average and calculating the present value of the future expected cash flows. The estimates are based on a discount rate of 10% and assumed probability-adjusted sales of Fudbalski Klub Akademija Pandev (FKAP) of between EUR24,977.

-	Note 6: assessment of the Group’s future liquidity and cash flows

(ii)	Assumptions and estimation uncertainties

Information about assumptions and estimates as at June 30, 2023 and December 31, 2022 that have high risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes.

-	Note 7: estimated useful lives, depreciation method and impairment assessment of the property, plant and equipment and rights-of-use assets.

-	Note 8: measurement of the provision for doubtful accounts, for the significant assumptions used by management in estimating the expected credit losses (weighted-average loss rate or default rate, current and future financial situation of debtors for individual receivables that management is aware will be difficult to collect, future general economic conditions).

(f)	Going concern assumption

The accompanying unaudited consolidated financial statements have been prepared assuming that we will continue as a going concern. In preparing the unaudited consolidated financial statements, management has given careful consideration to the future liquidity of the Group in light of the fact that the Group incurred net losses of EUR1,525,032 and EUR95,835 for the six months ended June 30, 2023 and 2022, respectively. The Group had a surplus of EUR4,472,402 and a deficit of EUR131,213 in equity attributable to shareholders of the Group as at June 30, 2023 and December 31, 2022, respectively. As at June 30, 2023, the Group had total assets of EUR5,783,710 and working capital of EUR3,989,458. As at December 31, 2022, the Group had total assets of EUR1,125,099 and negative working capital of EUR188,481.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and classifications in the consolidated statements of financial position that may be necessary were the Company unable to continue as a going concern and these adjustments could be material.

The Group’s ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has plans to seek additional capital through public offerings, private equity offerings, debt financings, and government or other third-party funding. The directors of the Company consider that the Group will have sufficient working capital to finance its operations and to meet its financial obligations for at least the next twelve months from the date of approval of these consolidated financial statements.

Note 3 — Summary of significant accounting policies

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:

●	has power over the investee;

●	is exposed, or has rights, to variable returns from its involvement with the investee; and

●	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss from the date the Group gains control until the date when the Group ceases to control the subsidiary.

Profit or loss and each item of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Non-controlling interests in subsidiaries are presented separately from the Group’s equity therein, which represent present ownership interests entitling their holders to a proportionate share of net assets of the relevant subsidiaries upon liquidation.

The following table lists the constituent companies in the Group.

Company name	Jurisdiction	Incorporation Date	Ownership
Brera Holdings PLC	Ireland	June 30, 2022	Group Holding Company
Brera Milano Srl	Italy	December 20, 2016	100% (via Brera Holdings PLC)
Fudbalski Klub Akademija Pandev	Macedonia	June 9, 2017	90% (via Brera Holdings PLC)

Property, plant and equipment

Property, plant and equipment are tangible assets that are held for use in the production or supply of goods or services, or for administrative purposes. Property, plant and equipment are stated in the consolidated statements of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Costs include any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, for qualifying assets, borrowing costs capitalized in accordance with the Group’s accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized to allocate the cost of assets less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Depreciation is charged to allocate the cost of assets, over their estimated useful lives, using the straight-line method, on the following bases:

Years
Leasehold improvements	5
Furniture and fittings	5
Office equipment and software	5
Motor vehicles	5

Impairment on property, plant and equipment and right-of-use assets

At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment and right-of-use assets to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any).

The recoverable amount of property, plant and equipment and right-of-use assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit or a group of cash-generating units) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions for legal claims, service warranties and one-time termination benefits for certain employees are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date/settlement date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Financial assets and financial liabilities are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at fair value through profit or loss (“FVTPL”)) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets

Classification and subsequent measurement of financial assets

Financial assets that meet the following condition are subsequently measured at amortized cost:

●	the financial asset is held within a business model whose objective is to collect contractual cash flows.

(i)	Amortized cost and interest income

Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost and debt instruments/receivables subsequently measured at FVTOCI. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset.

Impairment of financial assets subject to impairment assessment under IFRS 9

The Group performs impairment assessment under expected credit loss (“ECL”) model on financial assets (including trade and other receivables and loan receivables) which are subject to impairment assessment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Group always recognizes lifetime ECL for trade receivables. For all other instruments, the Group measures the loss allowance equal to 12m ECL, unless there has been a significant increase in credit risk since initial recognition, in which case the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

(ii)	Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

●	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

●	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

●	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

●	an actual or expected significant deterioration in the operating results of the debtor;

●	an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 120 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

Despite the foregoing, the Group assumes that the credit risk on a debt instrument has not increased significantly since initial recognition if the debt instrument is determined to have low credit risk at the reporting date. A debt instrument is determined to have low credit risk if (i) it has a low risk of default, (ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and (iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

In order to minimize the credit risk, management of the Company has created a team responsible for the determination of credit limits and credit approvals for customers.

(iii)	Definition of default

The Group considers for internal credit risk management purposes and based on historical experience, that an event of default to have occurred when there is information obtained from internal or external sources that indicates the debtor is unlikely to pay its creditors, including the Group.

(iv)	Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. These events include evidence that there is significant financial difficulty of the debtors, or it is becoming probable that the debtor will enter bankruptcy.

(v)	Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, e.g., when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.

(vi)	Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e., the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date.

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the original effective interest rate.

If the Group has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Group measures the loss allowance at an amount equal to 12-month ECL at the current reporting date.

The Group recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities and equity

Classification as debt or equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities including trade and other payables, loans from shareholders and borrowings are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost, using the effective interest method, with interest expense recognized on an effective yield basis, except for short-term payables when the recognition of interest would be immaterial.

Interest-bearing loans are initially recognized at fair value, and are subsequently measured at amortized cost, using the effective interest method.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Revenue from contracts with customers

Revenue is measured based on the consideration specified in a contract with a customer and recognized as and when control of a service is transferred to a customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

●	the Group’s performance creates or enhances an asset that the customer controls as the Group performs; or

●	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct good or service.

A contract asset represents the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer that is not yet unconditional. It is assessed for impairment in accordance with IFRS 9. In contrast, a receivable represents the Group’s unconditional right to consideration, i.e., only the passage of time is required before payment of that consideration is due.

A contract liability represents the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

A contract asset and a contract liability relating to the same contract are accounted for and presented on a net basis.

Revenues are recognized upon the application of the following steps:

1. Identification of the contract or contracts with a customer.

2. Identification of the performance obligations in the contract.

3. Determination of the transaction price.

4. Allocation of the transaction price to the performance obligations in the contract; and

5. Recognition of revenue when, or as, the performance obligation is satisfied.

The Group enters into services agreements and statements of work which set out the details of the work streams for each project to be provided to the customers. The work streams are generally capable of being distinct and accounted for as separate performance obligations.

Revenue recognized from contracts with customers is disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

●	In the past, the Group provided consultancy services by providing information about its clients, products and services to their customers. The objective was to help its clients on its market positioning, internal roles structuring and research for new partners. The service is viewed as one performance obligation and revenue is recognized over time by using the output method when the performance obligation is satisfied and measured by the value of the service performed to date. As the Company transitions to its current business model of multi-club sports management, we anticipate the consultancy services to be limited in future quarters.

Value of the service performed is determined based on the hours incurred times a fixed rate as stipulated in the contract. Any variabilities in the transaction price are resolved before each billing.

The Group has elected to apply the practical expedient provided in IFRS 15, to recognize revenue in the amount to which it has the right to invoice and has not disclosed the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period.

Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Leases

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified on or after the date of initial application of IFRS 16 or arising from business combinations, the Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

The Group as a lessee

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to leases of motor vehicles that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis or another systematic basis over the lease term.

Right-of-use assets

The cost of right-of-use asset includes:

●	the amount of the initial measurement of the lease liability;

●	any lease payments made at or before the commencement date, less any lease incentives received;

●	any initial direct costs incurred by the Group; and

●	an estimate of costs to be incurred by the Group in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

Right-of-use assets in which the Group is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term are depreciated from commencement date to the end of the useful life. Otherwise, right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

The Group presents right-of-use assets as a separate line item on the consolidated statements of financial position. As at June 30, 2023 the Group has EUR0 right-of-use assets.

Refundable rental deposits

Refundable rental deposits paid are accounted under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets.

Lease liabilities

At the commencement date of a lease, the Group recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable by the Group under residual value guarantees;

●	the exercise price of a purchase option if the Group is reasonably certain to exercise the option; and

●	payments of penalties for terminating a lease, if the lease term reflects the Group exercising an option to terminate the lease.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:

●	the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

●	the lease payments change due to changes in market rental rates following a market rent review/expected payment under a guaranteed residual value, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

The Group presents lease liabilities as a separate line item on the consolidated statements of financial position.

Borrowing costs

All borrowing costs are recognized in profit or loss in the period in which they are incurred.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit/(loss) before tax because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied to the same taxable entity by the same taxation authority.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Principles of consolidation and equity accounting

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group (see note 24).

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

Associates

Associates are all entities over which the Group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see (iv) below), after initially being recognised at cost.

Joint arrangements

Under IFRS 11 Joint Arrangements investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Equity method

Under the equity method of accounting, the investments are initially recognised at cost and adjusted thereafter to recognise the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in note 3 and note 24.

Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

●	fair values of the assets transferred.

●	liabilities incurred to the former owners of the acquired business.

●	equity interests issued by the Group.

●	fair value of any asset or liability resulting from a contingent consideration arrangement, and

●	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the:

●	consideration transferred,

●	amount of any non-controlling interest in the acquired entity, and

●	acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill.

If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value, with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit or loss.

Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

Trade receivables

Trade receivables are recognised initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognised at fair value. They are subsequently measured at amortised cost using the effective interest method, less loss allowance. See note 9 for further information about the Group’s accounting for trade receivables and note 4 for a description of the Group’s impairment policies.

Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

Intangible assets: Goodwill

Goodwill is measured as described in the business combination note. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised, but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

Other Intangible Assets

Player Contracts, Broadcasting Rights, Brands, and Customer Relationships were acquired as part of a business combination. They are recognised at their fair value at the date of acquisition and are subsequently amortised on a straight-line basis as follows:

Player contracts	2 years
Brands	10 years
Broadcasting Rights	5 years
Customer relationships	5 years

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within other gains/(losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss, and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognized in other comprehensive income.

Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.

●	income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the Group will comply with all attached conditions.

Investments and other financial assets

Classification

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and

●	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI). The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on trade date, being the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss.

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses), and impairment expenses are presented as separate line item in the statement of profit or loss.

FVPL: Assets that do not meet the criteria for amortised cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognised in profit or loss and presented net within other gains/(losses) in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Impairment

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables, see note 4 for further details.

Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Changes in accounting policies

New and amended standards and interpretations.

The following new standards and amendments were adopted by the Group for the first time in the current financial reporting period with no resulting impact to the consolidated financial statement:

Amendments to IFRS 9, IAS 39, and IFRS 7.

Forthcoming requirements

A number of new standards, amendments to standards and interpretations issued are not yet effective and have not been applied in preparing these financial statements. These new standards, amendments to standards and interpretations are not expected to have a material impact on the Group’s financial statements as the Group has no transactions that would be affected by these new standards and amendments.

The principal new standards, amendments to standards and interpretations are as follows:

●	IAS 1 Presentation of Financial Statements - effective 1 January 2023

●	IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors - effective 1 January 2023

●	IAS 12 Income Taxes (amended) - effective 1 January 2023

●	IA1 Presentation of Financial Statements - effective 1 January 2024

●	IAS 16 leases - effective 1 January 2024

There would not have been a material impact on the financial statements if these standards had been applied in the current year.

Note 4 — Financial instruments, financial risks and capital management

(a)	Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	June 30, 2023	December 31, 2022
	EUR	EUR
Financial assets
Financial assets at amortized cost	4,717,014	383,890

Financial liabilities
Financial liabilities at amortized cost	720,048	896,422
Lease liabilities	4,697	307,410

(b)	Financial risk management policies and objectives

The Group’s overall risk management policy seeks to minimize potential adverse effects on financial performance of the Group. There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risk. The risks associated with these financial instruments and the policies to mitigate these risks are set out below.

(i)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk is primarily attributable to its cash and cash equivalents and trade receivables and other receivables.

As at June 30, 2023, approximately 60% of the Group’s trade receivable arose from 1 customer. (As at December 31, 2022: approximately 75% of the Group’s trade receivable arose from 3 customers, each accounted for over 10% of our total revenue). In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals.

Cash and cash equivalents are placed with credit-worthy financial institutions with high credit ratings assigned by international credit-rating agencies and therefore credit risk is limited. The Group has adopted procedures in extending credit terms to customers and monitoring its credit risk. Credit evaluations are performed on customers requiring credit over a certain amount. Before accepting any new customer, the Group carries out research on the credit risk of the new customer and assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed when necessary.

The Group’s current credit risk grading framework comprises the following categories:

Category	Description	Basis of recognizing ECL
Low risk	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources.	Lifetime ECL—not credit-impaired
In default	There is evidence indicating the asset is credit-impaired.	Lifetime ECL—credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Group’s financial assets as well as maximum exposure to credit risk by credit risk rating grades:

Financial assets at amortized cost	12-month or lifetime ECL	Gross carrying amount EUR	Loss allowance EUR	Net carrying amount EUR
As at June 30, 2022
Trade receivables	Lifetime ECL – Not credit-impaired	70,834	-	70,834
Other receivables	12-month ECL	19,838	-	19,838
		90,672	-	90,672
As at December 31, 2022
Trade receivables	Lifetime ECL – Not credit-impaired	31,660	-	31,660
Other receivables	12-month ECL	5,001	-	5,001
		36,661	-	36,661
As at June 30, 2023
Trade receivables	Lifetime ECL – Not credit-impaired	33,726	-	33,726
Other receivables	12-month ECL	64,227	-	64,227
		97,953	-	97,953

(ii)	Interest rate risk management

Interest rate risk arises from the potential changes in interest rates that may have an adverse effect on the Group in the current reporting period and future years.

The Group’s primary interest rate relates to interest-bearing long-term borrowings. The interest rate and terms of repayment of bank loans are disclosed in note 11 of the consolidated financial statements.

The sensitivity analysis has been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50-basis point increase or decrease is used and represents management’s assessment of the reasonably possible change in interest rates.

(iii)	Liquidity risk management

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance its operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

The following table details the Group’s contractual maturity for its non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

	Interest rate	On demand or within 1 year	Over 1 year	Total undiscounted cash flow	Total carrying amount
	%	EUR	EUR	EUR	EUR
June 30, 2022
Non-interest bearing	-	479,988	-	479,988	479,988
Fixed interest rate instruments	0.75	6,346	19,039	25,385	25,000
Lease liabilities	0.75	86,660	278,625	365,285	359,113

December 31, 2022
Non-interest bearing	-	874,506	-	874,506	874,506
Fixed interest rate instruments	0.75	6,346	15,866	22,212	21,916
Lease liabilities	0.75-8.1	82,666	229,562	312,228	307,410
June 30, 2023
Non-interest bearing	-	128,910	-	128,910	128,910
Fixed interest rate instruments	0.75	6,203	15,713	21,916	21,916
Lease liabilities	-	4,697	-	4,697	4,697

(iv)	Fair value of financial assets and financial liabilities

The carrying amounts of financial assets and liabilities on the consolidated statements of financial position approximate their respective fair values due to the relatively short-term maturity of these consolidated financial instruments. The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to consolidated financial statements.

(c)	Capital risk management policies and objectives

Management reviews the capital structure regularly to ensure that the Group will be able to continue as a going concern. The capital structure comprises only issued capital, reserves and retained earnings. As a part of this review, the management consider the cost of capital and the risks associated with each class of capital. Based on recommendations of the directors, the Group will balance its overall capital structure through the payment of dividends, new share issues as well as the issue of new debts or the redemption of existing debts. The Group’s overall strategy remains unchanged.

Note 5 — Property, vehicles, plant and equipment

	Office equipment	Motor vehicles	Leasehold improvement	Total
	EUR	EUR	EUR	EUR
Cost:
At December 31, 2022	16,285	-	7,200	23,485
Additions	11,497	2,050	-	13,547
Disposals	(8,125)	-	-	(8,125)
At June 30, 2023	19,657	2,050	7,200	28,907

Accumulated depreciation:
At December 31, 2022	9,240	-	2,880	12,120
Depreciation for the period	1,309	-	720	2,029
Depreciation on disposal	-	-	-	-
At June 30, 2023	10,549	-	3,600	14,149

Net carrying amount:
At December 31, 2022	7,045	-	4,320	11,365
At June 30, 2023	9,108	2,050	3,600	14,758

Depreciation expenses for the six months ended June 30, 2023 and 2022 amounted to EUR2,029 and EUR1,988 respectively, which were included in general and administrative expenses.

Note 6 — Intangible assets

	Customer Relationships	Assembled Workforce	Broadcasting Rights	Brand	Player Contracts	Goodwill	Total
	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Cost:
At December 31, 2022	-	-	-	-	-	-	-
Additions	25,000	40,000	95,000	370,000	130,000	230,000	890,000
At June 30, 2023	25,000	40,000	95,000	370,000	130,000	230,000	890,000

Accumulated amortisation:
At December 31, 2022	-	-	-	-	-	-	-
Amortisation for the period	833	-	3,167	6,167	10,833	-	21,000
At June 30, 2023	833	-	3,167	6,167	10,833	-	21,000

Carrying amount:
At December 31, 2022	-	-	-	-	-	-	-
Update at June 30, 2023	24,167	40,000	91,833	363,833	191,167	230,000	869,000

Note 7 — Right-of-use assets

	Office space and garage	Office equipment	Vehicles	Total
	EUR	EUR	EUR	EUR
Cost:
At December 31, 2022	341,591	3,315	102,057	446,963
Disposals	(341,591)	(3,315)	(102,057)	(446,963)
At June 30, 2023	-	-	-	-

Accumulated depreciation:
At December 31, 2022	106,815	842	50,917	158,574
Depreciation on disposal	(106,815)	(842)	(50,917)	(158,574)
At June 30, 2023	-	-	-	-

Carrying amount:
At December 31, 2022	234,776	2,473	51,140	288,389
At June 30, 2022	267,509	2,803	74,637	344,949
At June 30, 2023	-	-	-	-

Amount recognized in profit and loss

	June 30, 2023	December 31, 2022
	EUR	EUR
Depreciation expense on right-of-use assets	44,773	92,293
Interest expense on lease liabilities	1,392	3,680
Expenses relating to lease of short-term leases	1,623	2,951

Note 8 — Financial assets at fair value through profit or loss

The Group classifies the following financial assets at fair value through profit or loss (FVPL):

●	Equity investments that are held for trading.

Financial assets mandatorily measured at FVPL include the following:

	June 30, 2023	December 31, 2022
	EUR	EUR
Current Assets
US listed equity securities	123,670	-

During the year, the following gains/(losses) were recognised in profit or loss:

	June 30, 2023	December 31, 2022
	EUR	EUR

Fair value gains/ (losses) on equity investments at FVPL recognised in other gains/ (losses)	27,186	-

Note 9 — Trade and other receivables

	June 30, 2023	December 31, 2022
	EUR	EUR
Trade receivables – outside parties	97,953	32,252
Trade receivables – related parties	-	4,409
	97,953	36,661

The credit period on rendering of service to outside parties is based on ordinary course of businesses.

Loss allowance for trade receivables has been measured at an amount equal to the lifetime ECL. The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, and where relevant general economic conditions of the industry in which the debtors operate. As at end of reporting period, management considers the ECL for trade and other receivables is insignificant.

As the Group’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the provision for loss allowance based on past due status is not further distinguished between the Group’s different customer base.

As at June 30, 2023, approximately 60% of the Group’s trade receivable arose from 1 customer, FC Akron.

Note 10 — Deposits and prepayments

	June 30, 2023	December 31, 2022
	EUR	EUR

Prepayments – outside parties	59,268	82,027
Other assets	-	262,684
Prepayments – related parties	-	96,744
	59,268	441,455

Deferred offering cost means any fees, commissions, costs, expenses, concessions and other amounts payable to any party, including, without limitation, brokers, underwriters, advisors (accounting, financial, legal and otherwise) and any consultants, in connection with the Company’s initial public offering of Class B Ordinary Shares (“Offering Shares”). The Offering Shares commenced trading on the Nasdaq Capital Market under the symbol “BREA”. The closing of the Offering took place on January 31, 2023. Upon completion of the IPO, these deferred offering costs shall be reclassified from current assets to stockholders’ equity and recorded against the net proceeds from the offering.

	June 30, 2023	December 31, 2022
	EUR	EUR
Deferred offering costs	-	262,684

Note 11 — Cash and cash equivalents

	June 30, 2023	December 31, 2022
	EUR	EUR
Cash at bank	4,422,045	347,229
Deposits at call	197,016	-
Cash at bank	4,619,061	347,229

Note 12 — Lease liabilities and commitment

The Group entered into lease agreements for office space, garage, office equipment and vehicles with expiration dates ranging from 2022 to 2024. The remaining lease terms as at June 30, 2023 were no greater than 2 years. The Company’s lease liabilities payables and commitments for minimum lease payments under these leases as at June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023	December 31, 2022
	EUR	EUR
Lease liabilities payable:
Less than 1-year	4,697	80,637
More than 1-year	-	226,773
	4,697	307,410

A maturity analysis of lease liabilities based on undiscounted gross cash flow is reported in the table below:

	June 30, 2023	December 31, 2022
	EUR	EUR
Less than 1-year	4,697	82,666
More than 1-year	-	229,562
	4,697	312,228

At June 30, 2023, the total cash outflow for leases amount to EUR23,686 (At June 30, 2022: EUR41,696).

Note 13 — Loan payable and related party loan

	June 30, 2023	December 31, 2022
	EUR	EUR
Unsecured – at amortized cost:
Small and medium enterprises guarantee fund interest rate: 0.75% per annum (as at December 31, 2021: interest rate: 0.75% per annum)	21,916	21,916
Related party loan	128,910	-

Analyzed between:
Current portion
Within 1 year	6,203	6,203
Related party loan within 1 year	128,910	-

Non-current portion
Within 2 to 5 years	15,713	15,713
	150,826	21,916

The loan was drawn on June 25, 2020 from an independent third party. The monthly interest rate is 0.0625% and the annualized interest rate is 0.75% per annum. The loan term is 6 years and repayment of principal begins 2 years from the loan drawdown date.

The related party loan is non-interest bearing and due on demand.

Note 14 — Trade and other payables

	June 30, 2023	December 31, 2022
	EUR	EUR
Trade payables – outside parties	319,279	100,791
Trade payables – related parties	25,695	29,533
Other payables – outside parties	77,792	512,698
Other payables – related parties	-	7,235
	422,766	650,258

Trade payables are unsecured and are usually paid within 30 days of recognition. The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

Trade payables mainly represents trade payables due to vendors, including independent third party and related parties, who delivered the consultancy services. Other payable mainly represents deferred revenue, VAT and other tax payables.

The largest related party trade payable represents 40% of the total trade payable – related parties as at June 30, 2023 and relates to rent for the facilities at Sportski Centar Pandev. This related party agreement is at market value and is recorded accordingly.

Note 15 — Deferred revenue

Deferred revenue, also known as unearned revenue, represents amounts received or invoiced in advance of delivering goods or rendering services. These amounts are recognized as revenue when the performance obligations under the contracts are fulfilled. The Company accounts for deferred revenue in accordance with IFRS –5 - Revenue from Contracts with Customers.

	June 30, 2023	December 31, 2022
	EUR	EUR
Deferred revenue – outside parties	224,248	224,248

Note 16 — Share capital and other reserves

The authorized share capital of the Company consists of 350,000,001 shares, consisting of (i) 300,000,000 shares of ordinary shares, with a nominal value of US$0.005 per share, of which 50,000,000 shares are designated Class A Ordinary Shares, nominal value US$0.005 per share, and 250,000,000 shares are designated Class B Ordinary Shares, nominal value US$0.005 per share, and (ii) 50,000,000 shares of preferred shares, with a nominal value of US$0.005 per share and (iii) one ordinary share with a nominal value of EUR1.00. Class A Ordinary Shares are entitled to ten votes per share on proposals requiring or requesting shareholder approval, and Class B Ordinary Shares are entitled to one vote on any such matter.

The sole subscriber to the incorporation constitution of Brera Holdings Limited was Goodbody Subscriber One Limited who subscribed for one (1) ordinary share for EUR1.00 on June 30, 2022, but no cash has been received. On July 11, 2022, the one ordinary share was transferred to Daniel Joseph McClory, and on July 14, 2022, the ordinary share was surrendered to the Company and cancelled in accordance with Irish law. On July 13, 2022, an amended constitution was adopted by Brera Holdings Limited reflecting an authorized share capital of EUR1.00 and US$1,750,000 divided into 50,000,000 Class A Ordinary Shares, nominal value US$0.005 per share, 250,000,000 Class B Ordinary Shares, nominal value US$0.005 per share, 50,000,000 preferred shares, nominal value US$0.005 per share, and one ordinary share with a nominal value of EUR1.00. On July 14, 2022, the Company issued 8,100,000 Class A Ordinary Shares and 100,000 Class B Ordinary Shares.

As part of the Reorganization, 100% of Brera Milano shares were acquired by the Company in exchange for the payment of EUR25,000 to Brera Milano shareholders (the “Acquisition”). The Company also agreed to contribute EUR253,821 to Brera Milano upon the final completion of the formal obligations under their agreement at the Milan Register of Companies, in order to restore Brera Milano’s share capital due to a EUR253,821 liability indicated by its financial statements.

The Acquisition was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with the guidance in paragraphs B19–B27 of IFRS 3 for reverse acquisitions. Brera Milano was determined to be the accounting acquirer based upon the terms of the Acquisition and other factors including: (i) former Brera Milano shareholders owning approximately 35% of the combined company (on a fully diluted basis) immediately following the closing of the Acquisition and are the largest shareholders’ party of the Company, (ii) former Brera Milano shareholder, Alessandro Aleotti, being appointed as the Chief Strategy Officer and a director of the Company, and (iii) shareholders of the Company other than the former Brera Milano shareholders continuing as passive investors; and (iv) the combined company continuing the football related business with Brera Milano shareholders being the major subject matter experts of this industry in the Company and having the power to direct the development and operations of the combined company after the Acquisition.

The Company is a shell corporation established in 2022 with no operations from incorporation date up to date of public offering. The Company has issued shares to the existing shareholders, and it is not qualified as a business under the definition of IFRS 3. With reference to IFRS 3 Appendix B, this would not constitute as a business combination since there is no substantive change in the reporting entity or its assets and liabilities. Accordingly, the Company’s consolidated financial statements represent a continuation of the financial statement of Brera Milano and the assets and liabilities are presented at their historical carrying values.

Note 17 — Revenue

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	EUR	EUR
Revenue recognized over time
Consultancy revenue	79,031	131,521

All revenue was generated from sales transactions with independent third parties.

For the six months ended June 30, 2023, approximately 60% of the Group’s receivables arose from 1 customer. For the six months ended June 30, 2022, approximately 49% of the Group’s trade receivable arose from 2 customers, each accounted for over 10% of the Group’s total revenue.

Note 18 — Cost of revenue

Cost of revenue primarily consists of expenses for consultants directly involved in the delivery of services to customers.

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	EUR	EUR
Cost of revenue	2,032	29,768

For the six months ended June 30, 2023 and 2022, 0% and 62% of the cost of revenue was incurred from transactions with related parties of the Company, respectively.

Two suppliers and three suppliers, each accounted for over 10% of the Group’s total cost of revenue, represented 100% and 88% of the Group’s cost of revenue for the six months ended June 30, 2023 and 2022, respectively.

Note 19 — General and administrative expenses

Included within general and administrative expenses are the following expenses.

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	EUR	EUR
Advertising and marketing expenses	248,254	10,145
Bank and other charges	2,439	222
Cleaning expenses	600	3,764
Depreciation	2,029	46,761
Director’s emoluments (included in note 19)	-	40,726
Entertainment expenses	17,425	24,037
Insurance	72,080	2,420
Sundry	4,262	-
Training	4,652	-
Office supplies and administrative expenses	8,539	14,533
Professional and consultancy services	565,617	6,402
Rent	12,175	-
Deed contract	15,569	-
Expenses on short term leases	-	1,623
Stamp duties and other taxes	13,510	4,189
Subscriptions	-	257
Staff costs	134,936	9,293
Transportation and accommodation	123,067	4,493
Utilities	-	2,014
Amortisation	30,937	-
Share based expenses	177,487	-
Warrant expense	198,209	-
Other administrative expenses	-	21,497
	1,631,787	192,376

Note 20 — Director’s emoluments

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	EUR	EUR
Director’s fee	-	32,544
Other emoluments	-	8,182
	-	40,726

Other emoluments mainly represent social security fund and medical allowance.

Note 21 — Provision for income taxes

Ireland

Brera Holdings PLC is a holding company registered in Ireland. The Company was incorporated in Ireland on June 30, 2022, no provision for income taxes in the Ireland has been made as Brera Holdings PLC did not generate any Ireland taxable income.

Italy

The Company conducts its major businesses in Italy and is subject to tax in this jurisdiction. During the six months ended June 30, 2022 and 2021, all taxable income (loss) of the Company is generated in Italy. As a result of its business activities, the Company files tax returns that are subject to examination by the Italian Revenue Agency.

Italian companies are subject to two enacted income taxes at the following rates:

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
IRES (state tax)	24.00%	24.00%
IRAP (regional tax)	3.90%	3.90%

IRES is a state tax and is calculated on the taxable income determined on the income before taxes modified to reflect all temporary and permanent differences regulated by the tax law.

IRAP is a regional tax and each Italian region has the power to increase the current rate of 3.90% by a maximum of 0.92%. In general, the taxable base of IRAP is a form of gross profit determined as the difference between gross revenues (excluding interest and dividend income) and direct production costs (excluding interest expense and other financial costs).

Corporate income tax. North Macedonian companies are subject to corporate tax on their worldwide income. North Macedonian companies are companies incorporated in North Macedonia. Foreign companies are taxed in North Macedonia on their profits generated from activities conducted through a permanent establishment in the country and on income from North Macedonian sources.

Rate of corporate income tax. The corporate income tax rate is 10%.

For the six months ended June 30, 2023 and 2022, the Company’s estimated income tax expenses are as follows:

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	EUR	EUR
Current	3,351	8,637
	3,351	8,637

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	EUR	EUR
Loss before tax for the year	(1,521,681)	(87,198)

Expected income tax recovery – IRES	(87,072)	(20,928)
Expected income tax recovery – IRAP	(14,149)	(3,401)
Expected income tax recovery – Macedonia	(72,118)	-
Permanent differences	176,690	32,966

Current	3,351	8,637

Note 22 — Basic and diluted loss per share

The calculation of the basic and diluted loss per share attributable to the shareholders of the Group is based on the following data:

Loss

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	EUR	EUR
Loss for the purpose of basic and diluted loss	(1,525,032)	(95,835)

Number of shares

	June 30, 2023	June 30, 2022
Weighted average number of ordinary shares for the purposes of basic loss per share (ordinary shares)	-	1
Weighted average number of ordinary shares for the purposes of basic loss per share (Class A Ordinary Shares)	7,700,000	2,850,000
Weighted average number of ordinary shares for the purposes of basic loss per share (Class B Ordinary Shares)	3,457,818	100,000

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company had no dilutive shares as at June 30, 2023 and 2022.

The Group computes net loss per share of Class A Ordinary Shares and Class B Ordinary Shares using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of restricted stock units and other contingently issuable shares. The dilutive effect of outstanding restricted stock units and other contingently issuable shares is reflected in diluted earnings per share by application of the treasury stock method.

Each holder of Class A Ordinary Shares shall be entitled to ten (10) votes for each Class A Ordinary Share held and each holder of Class B Ordinary Shares shall be entitled to one (1) vote for each Class B Ordinary Share held as of the applicable date on any matter that is submitted to a vote or for the consent of members of the Company. Each holder of Class A Ordinary Shares or Class B Ordinary Shares shall be entitled, in the event of the Company’s winding up, to participate pro rata in the total assets of the Company, up to the amount of the total nominal value of their Class A Ordinary Shares or Class B Ordinary Shares only. No holder of Class A Ordinary Shares or Class B Ordinary Shares shall have any right to participate in any dividend declared by the Company.

The rights, including the liquidation and dividend rights, of the holders of our Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to voting.

For the six months ended June 30, 2023 and 2022, the net loss per share amounts are the same for Class A Ordinary Shares and Class B Ordinary Shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

The following table sets forth the computation of basic and diluted net loss per share for the six months ended June 30, 2023 and 2022, which includes ordinary shares, Class A Ordinary Shares and Class B Ordinary Shares:

	For the six months ended June 30, 2023			For the six months ended June 30, 2022
	Ordinary shares	Ordinary shares Class A	Ordinary shares Class B	Ordinary shares Class A		Ordinary shares Class B
Net loss per share, basic and diluted
Numerator:
Allocation of undistributed net loss	-	(1,052,423)	(472,609)	-	(92,586)	(3,249)
Denominator:
Weighted average shares	-	7,700,000	3,457,848	1	2,850,000	100,000
Basic and diluted net loss per share	(0.14)	(0.14)	(0.14)	(0.03)	(0.03)	(0.03)

Note 23 – Related party

The related parties had transactions for the six months ended June 30, 2023 and for the year ended December 31, 2022 consist of the following:

Name of the related parties	Nature of relationship
Brera Calcio AS	Shareholder of the Company being the president of this entity
Alessandro Aleotti	Shareholder
Leonardo Aleotti	Shareholder
Marco Sala	Shareholder
Max Srl	Shareholder
Stefano Locatelli	Shareholder
Rocca Christian	Shareholder
Scalpelli Sergio Carlo	Shareholder
Adrio Maria de Carolis	Shareholder
Goran Pandev	Shareholder

	June 30, 2023	December 31, 2022
	EUR	EUR
Other receivables – related parties
Alessandro Aleotti	-	333
Marco Sala	-	333
Sergio Carlo Scalpelli	-	333
Christian Rocca	-	334
Stefano Locatelli	-	-
Brera Calcio AS	-	3,076

Deposits and prepayments – related parties
Max Srl	-	38,856
Stefano Locatelli	-	35,868
Sergio Carlo Scalpelli	-	22,020

Trade payables – related parties
Max Srl	-	19,666
Stefano Locatelli	-	9,867
Sergio Carlo Scalpelli	-	4,146
Francesca Duva	-	3,090

Loan from a shareholder
Sergio Carlo Scalpelli	-	-

As at June 30, 2023 and December 31, 2022, balances due from and due to related parties primarily represent monetary advancements and repayments by the related parties for its normal course of business.

From March 2016 to May 2022, Brera Milano engaged SWG S.p.A., or SWG, to provide certain polling services, free of charge, and without agreements in writing. SWG is beneficially owned by Adrio Maria de Carolis, a beneficial owner of approximately 30.9% of our Class A Ordinary Shares and a former director of Brera Holdings.

Note 24 — Reconciliation of liabilities arising from financing activities

	Loan payable	Loan from a shareholder	Lease liabilities	Total
	EUR	EUR	EUR	EUR
At December 31, 2022	21,916	-	307,410	329,326
Financing cash flows	128,910	-	(302,713)	(173,803)
New leases entered	-	-	-	-
Interest expenses	-	-	-	-
At June 30, 2023	150,826	-	4,697	155,523

Note 25 - Summary of acquisition of Fudbalski Klub Akademija Pandev (FKAP)

On April 28, 2023, Brera Holdings PLC acquired 90% of the issued share capital of Fudbalski Klub Akademija Pandev, a football club organized under the laws of North Macedonia. We are focused on bottom-up value creation from sports clubs and talent outside mainstream markets, innovation-powered business growth, and socially impactful outcomes.

We are developing our “Global Football Group” portfolio of professional football clubs. Our Global Football Group will be modeled on the collaborative, brand-aligned holding company structure of Manchester, England-based City Football Group Limited. Under our Global Football Group structure, we intend to acquire top-division football teams in Africa, South America, Eastern Europe, and potentially other emerging markets, and give them access to the global transfer market. We likewise expect that acquisitions of Eastern European and other non-mainstream market teams will enable us to compete and potentially win significant revenue in UEFA and potentially other regional competitions. We believe that Akademija Pandev, with both its football club and deep and talented roster of players, is an ideal strategic fit as we expand our portfolio. The fair values of net tangible assets and intangible assets acquired are based upon preliminary valuations and the Company’s estimates and assumptions are subject to change within the measurement period (potentially up to one year from the acquisition date).

Details of the provisional purchase consideration, the net assets acquired, and goodwill are as follows:

April 28, 2023
EUR
Cash purchase	600,000
Contingent consideration	167,000
Total purchase consideration	767,000

IFRS 3 Purchase Price Allocation of FKAP

As of April 28, 2023

Fair Value June 30, 2023
EUR
Net Tangible Assets
Net working capital	37,184
Fixed assets	13,547
Amounts due to related parties	-

Identifiable Intangible Assets
Customer relationships	25,000
Assembled workforce	40,000
Broadcasting rights	95,000
Brand	370,000
Player contracts	130,000
Implied goodwill	141,491

Business Enterprise Value (BEV)	852,222
-
Less: Non-controlling interest	(85,200)
Total Purchase Price (Equity Basis)	767,022

Brera purchased 90% of FKAP on April 28, 2023 for the above total of EUR767,000.

The goodwill is attributable to the workforce and the high profitability of the acquired business. It will not be deductible for tax purposes.

Accounting policy choice for non-controlling interests

The Group recognises non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in FKAP, the Group elected to recognise the non-controlling interests at its proportionate share of the acquired net identifiable assets. See note 25(i) for the Group’s accounting policies for business combinations.

Revenue and profit contribution

The acquired business contributed revenues of EUR75,055 and net loss of EUR64,339 to the Group for the period from April 28, 2023 to June 30, 2023.

If the acquisition had occurred on January 1, 2023, consolidated revenue and loss for the period ended June 30, 2023 would have been EUR100,877 and EUR265,629 respectively.

Note 26 – 2022 Equity Incentive Plan

Effective October 26, 2022, our Board of Directors adopted the 2022 Equity Incentive Plan (the “Plan”) authorizing a total of 2,000,000 shares of our Class B Ordinary Shares for future issuances under the Plan. Under the Plan, the exercise price of a granted option shall not be less than 100% of the fair market value on the date of grant (110% of the fair market value in the case of a 10% stockholder). Additionally, no option may be exercisable more than ten (10) years after the date it is granted (no more than five (5) years in the case of a 10% stockholder).

Share Awards

During the six months ended June 30, 2023, we granted share awards totaling 105,000 shares to two individuals, one of which is our Chief Executive Officer. The award to our CEO was for 65,000 shares was granted on June 12, 2023 and vests in three equal annual installments beginning on June 12, 2024. The CEO’s award is dependent upon his continued employment with our Company. A share award for 40,000 shares was granted on May 17, 2023 and was fully vested on the date of grant. We valued the share awards at US$100,000, or US$2.50 per share, which was the fair market value on the dates of grant. During the six months ended June 30, 2023, we recorded a general and administrative expense totaling US$100,000 for the vested portion of the share awards.

Stock Options

On February 2, 2023, we granted options to purchase 250,000 of our Class B Ordinary Shares to five individuals who served as Directors in Brera. The options are exercisable at US$2.00 per share, expire seven (7) years from the date of grant, and vest ratably beginning January 26, 2024 over a three year period. In May 2023, an individual with options to purchase 50,000 shares resigned and his options were cancelled.

The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model, resulting in a valuation totaling US$595,000. During the six months ended June 30, 2023, we recorded a general and administrative expense in the amount of US$96,850 in connection with these stock options, representing the vested portion of the stock options during that period. The assumptions used in determining the fair value of the stock options were as follows:

June 30, 2023
Expected term in years	7 years
Risk-free interest rate	0.344%
Annual expected volatility	125.0%
Dividend yield	0.00%

Risk-free interest rate: We use the risk-free interest rate of a U.S. Treasury Bill with a similar term on the date of the option grant.

Volatility: We estimate the expected volatility of the stock price based on the corresponding volatility of our historical stock price.

Dividend yield: We use a 0% expected dividend yield as we have not paid dividends to date and do not anticipate declaring dividends in the near future.

Remaining term: The remaining term is based on the remaining contractual term of the warrant.

Activity related to the stock options for the six months ended June 30, 2023 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value

Outstanding, December 31, 2022	—	$—
Activity during the six months ended June 30, 2023:
Options granted	250,000	2.00
Options cancelled	(50,000)	2.00
Outstanding, June 30, 2023	200,000	2.00
Exercisable, end of period	—	$0.25	6.6	$0

Note 27 – Warrants

During the six months ended June 30, 2023, we issued a 5-year warrant to purchase 105,000 Class B Ordinary Shares to Revere Securities, LLC, the underwriter in our Initial Public Offering. In addition, during the 12 months ended December 31, 2022, we issued 5-year warrants to purchase 105,350 Class B Ordinary Shares to Boustead Securities, LLC. The warrant expires January 26, 2028. We valued the warrant using the Black-Scholes option pricing model $489,806 and a warrant liability of $194,321. The assumptions used in determining the fair value of the warrants were as follows:

June 30, 2023
Expected term in years	5 years
Risk-free interest rate	0.381%
Annual expected volatility	125.0%
Dividend yield	0.00%

Risk-free interest rate: We use the risk-free interest rate of a U.S. Treasury Bill with a similar term on the date of the option grant.

Volatility: We estimate the expected volatility of the stock price based on the corresponding volatility of our historical stock price.

Dividend yield: We use a 0% expected dividend yield as we have not paid dividends to date and do not anticipate declaring dividends in the near future.

Remaining term: The remaining term is based on the remaining contractual term of the warrant.

Activity related to the warrants for the six months ended June 30, 2023 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value

Outstanding, December 31, 2022	105,350	$1.00
Granted during six months ended June 30, 2023	105,000	$5.00
Outstanding, June 30, 2023	210,350	$3.00
Exercisable, end of period	210,350	$3.00	4.4	$0

Note 28 – Subsequent events

The Company has evaluated events subsequent to June 30, 2023, to assess the need for potential recognition or disclosure in the consolidated financial statements. Such events were evaluated through December 22, 2023, the date and time the consolidated financial statements were issued, and it was determined that no subsequent events, except as follows, occurred that required recognition or disclosure in the consolidated financial statements.

(i)	Entry into a Letter of Intent and Contract with UYBA

On June 8, 2023, the Company entered into an exclusive letter of intent (the “Letter of Intent”) with Selene S.a.s. of Immobiliare Luna S.r.l. (“Selene S.a.s.”) and Giuseppe Pirola, two shareholders of UYBA Volley S.s.d.a.r.l., an entity organized under the laws of Italy (“UYBA”), relating to the acquisition of UYBA by the Company or Brera Milano.

Pursuant to the Letter of Intent, the Company or Brera Milano, Selene S.a.s. and Giuseppe Pirola will enter into a securities purchase agreement and other documents or agreements (the “Definitive Agreements”) that will be consistent with the Letter of Intent and will describe the terms upon which the Company or Brera Milano will acquire from Selene S.a.s. and Giuseppe Pirola a number of shares of the issued and outstanding capital stock or other equity interests of UYBA with a total nominal value of EUR840,500, constituting 51% of the corporate capital of UYBA after such acquisition (the “Shares”). The Company or Brera Milano will pay Selene S.a.s. and Giuseppe Pirola an aggregate of EUR840,000 on the date that the parties enter into the Definitive Agreements.

On July 3, 2023, the Company entered into a preliminary contract (the “Preliminary Contract”) with Selene S.a.s. and Giuseppe Pirola, two shareholders of UYBA, relating to the acquisition of UYBA by the Company. Pursuant to the Preliminary Contract, the Company, Selene S.a.s. and Giuseppe Pirola will enter into a final contract (the “Final Contract”) on July 28, 2023 (the “Execution Date”), pursuant to which the Company will acquire from Selene S.a.s. and Giuseppe Pirola the Shares in exchange for EUR390,500 to Selene S.a.s. and EUR450,000 to Giuseppe Pirola payable on the Execution Date.

Additionally, on the Execution Date, (i) the shareholders’ agreement and business plan, Annex 2 and Annex 3 of the Preliminary Contract, respectively, that, among other things, obligates the Company to contribute a guaranteed minimum of sponsorships for the next 3 sports seasons for a total amount of EUR860,000, and in the event that UYBA’s annual guaranteed minimum is not reached, the Company will be obliged to contribute the difference within 30 days of the annual verification, will become effective, (ii) Giuseppe Pirola and Gianluigi Vigano will be appointed as managing directors of UYBA, giving them the powers as stated in Annex 4 and Annex 5 of the Preliminary Contract, respectively, and (iii) Selene S.a.s. and Giuseppe Pirola will immediately deposit the aggregate amount of EUR840,500 received from the sale of the Shares into UYBA’s bank account in the form of a shareholders loan to UYBA which shall have a waiver of repayment.

The Preliminary Contract stipulates that the UYBA board of directors shall be composed of 11 members until the approval of the June 30, 2026 financial statements: (i) Giuseppe Pirola, as Chairman of the board of directors, (ii) Pierre Galoppi, Adrio de Carolis, Alessandro Aleotti, Cristiano Zatta, Michele Lo Nero and Gianluigi Vigano as directors appointed by the Company and (iii) Andrea Saini, Marco Quarantotto, Simone Facchinetti and Salvatore Insinga as directors appointed by UYBA shareholders other than the Company, Giuseppe Pirola and Selene S.a.s.

On July 31, 2023, the Company entered into a contract (the “UYBA Final Contract”) with Selene S.a.s. and Giuseppe Pirola, two shareholders of UYBA, relating to the acquisition of UYBA by the Company.

Pursuant to the UYBA Final Contract, the Company acquired from Selene S.a.s. and Giuseppe Pirola the Shares in exchange for EUR390,500 to Selene S.a.s. and EUR450,000 to Giuseppe Pirola paid as of July 31, 2023. The UYBA Final Contract was subsequently filed by the witnessing notary with the Italian Office of the Registrar of Companies.

(ii)	Entry into a Letter of Intent and Contract with Bayanzurkh FC

On August 28, 2023, Brera Milano entered into an exclusive letter of intent (the “Letter of Intent”) with Bayanzurkh Ilch FC, a sports association incorporated under the laws of Mongolia (“Bayanzurkh FC”), relating to the acquisition of Bayanzurkh FC by Brera Milano.

Pursuant to the Letter of Intent, Brera Milano will take control of Bayanzurkh FC’s management by transforming it from a sports association into a limited liability company and will rebrand Bayanzurkh FC to include the term “Brera” before the resumption of the football season in March 2024, which if not met will allow Brera Milano the right to terminate the Letter of Intent. Brera Milano will pay Bayanzurkh FC an aggregate fee of US$30,000 comprised of (i) US$12,000 at the operation execution activity kick-off following the signing of the Letter of Intent and (ii) US$3,000 per month for 6 months and will invest in developing the visibility of Bayanzurkh FC throughout Mongolia and Italy and internationally. Bayanzurkh FC’s current management will guarantee sponsorship contracts with third-party companies for an overall value between US$50,000 and US$90,000 for the 2024-25 football season.

On September 27, 2023, Brera Milano entered into a contract (the “Bayanzurkh FC Contact”) with Tavan Tolgoi Tulshiin Ilch Sport Club NGO, a sports association incorporated under the laws of Mongolia (the “Association”) that owns the football club, Bayanzurkh FC, relating to the acquisition of Bayanzurkh FC by Brera Milano.

Pursuant to the Bayanzurkh FC Contract, Brera Milano (i) will appoint a new board and Chairman of the Association, or, if legally unable to appoint the Chairman under Mongolian law and the regulations of the Mongolian Football Federation, have the Association appoint a Chairman that is mutually agreed upon by Brera Milano, and (ii) grants the use of the Brera trademark to the Association for use in rebranding Bayanzurkh FC to include the term “Brera” before October 31, 2023. If either of these is not met, Brera Milano will have the right to terminate the Bayanzurkh FC Contract immediately.

Brera Milano will pay the Association an aggregate fee of US$30,000 comprised of (i) US$12,000 at the signing of the Bayanzurkh FC Contract and (ii) US$3,000 per month for 6 months from November 2023 to April 2024 and will invest in developing the visibility of Bayanzurkh FC throughout Mongolia and Italy and internationally. Bayanzurkh FC’s current management will cover Bayanzurkh FC’s costs for October and November 2023 and will actively support Brera Milano in the search for sponsorship contracts with third-party companies, including providing the contracts signed with California Ice Tea, 1 X Bet and Mr. Haore for an aggregate total of US$41,563.

(iii)	Nasdaq Deficiency Notice

On December 4, 2023, the Company received a written notification (the “Notification Letter”), from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market tier of Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Class B Ordinary Shares for the 30 consecutive business days from October 20, 2023 to December 1, 2023, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing of the Class B Ordinary Shares on the Nasdaq Capital Market at this time. However, the Notification Letter provides that the Company’s name will be included on a list of all non-compliant companies which Nasdaq makes available to investors on its website at listingcenter.nasdaq.com, beginning five business days from the date of the Notification Letter.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days from the date of the Notification Letter, or until June 3, 2024, since the 180th day falls on a Saturday, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s Class B Ordinary Shares must have a closing bid price of at least US$1.00 for a minimum of ten consecutive business days. If the Company does not regain compliance during such period, the Company may be eligible for an additional 180 calendar days, provided that the Company meets the continued listing requirement for market value of publicly held shares of US$1,000,000 under Nasdaq Listing Rule 5550(a)(5) and all other initial listing standards for the Nasdaq Capital Market, except for Nasdaq Listing Rule 5550(a)(2), and the Company must provide a written notice of its intention to cure this deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180-day period, then Nasdaq will notify the Company of its determination to delist the Class B Ordinary Shares, and the Class B Ordinary Shares will be subject to delisting. At that time, the Company will have an opportunity to appeal the delisting determination to a Nasdaq Hearings Panel.

The Company intends to monitor the closing bid price of the Class B Ordinary Shares and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).